Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Kayne Anderson NextGen Energy & Infrastructure, Inc.

Commission File No. 811-22467

Kayne Anderson Energy Infrastructure Fund, Inc. Kayne Anderson NextGen Energy & Infrastructure, Inc. 811 Main Street, 14th Floor Houston, TX 77002

REMINDER

Dear Valued Shareholder,

We need your help. We recently mailed you proxy materials for the combined Special Meeting of Stockholders of Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson NextGen Energy & Infrastructure, Inc. (“KMF”), scheduled to take place on November 1, 2023. If you have not yet voted, I am asking that you please take the time now to vote using one of the methods described below.

The Board of Directors of KYN and the Board of Directors of KMF believe that the proposals are in the best interests of each fund and recommends that stockholders vote “FOR” the proposals.

If you have any proxy related questions, or would like to cast your vote by phone, please call 1-877-871-1741 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

Please help us by casting your vote today.

Also, if you are a record holder of shares of KMF common stock, you should have received a form of election and related transmittal materials to make your election with respect to Cash Consideration or Stock Consideration (see the previously provided proxy materials for a definition of these terms). If you are not a record holder and you hold shares of KMF common stock in street name (i.e., through a financial intermediary or brokerage account), you will need to follow the procedures established by your broker, bank or other nominee in order to make an election. As a reminder, a holder of shares of KMF common stock who makes no election or an untimely election, or is otherwise deemed not to have submitted an effective form of election, will be deemed to have made a stock election. We encourage stockholders to contact their broker for questions related to making an election.

Sincerely,

James C. Baker, Jr.

Chairman of each of the Boards of Directors

President and Chief Executive Officer

How do I vote? There are four convenient methods for casting your important vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-877-871-1741. Representatives are available Monday through Friday 9 a.m. to 10 p.m. ET.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the attached proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/REG